April 25, 2013

Ms. Kristi Marrone

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	CGI Group Inc.

Form 40-F for the year ended September 30, 2012

Filed December 20, 2012

File No. 000-29716

Dear Ms. Marrone,

The following is in response to your comment letter dated April 18, 2013.

On behalf of CGI Group Inc. (“we”, “CGI” or the “Company”), I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To aid in the staff’s review, we have repeated the staff’s comments followed by the Company’s responses.

Form 40-F for the year-ended September 30, 2012

1.	Section 4.2. Capital Resources, page 24 of 48

We note your response to comment six of our letter dated March 6, 2013. In future filings to the extend material, please disclose the amount of cash and cash equivalents held by foreign subsidiaries, describe the tax implication upon repatriation and assess how indefinitely reinvested undistributed earnings of your foreign subsidiaries impacts your liquidity.

In future 40-F filings, to the extent material, we will disclose the cash and cash equivalents held by our foreign subsidiaries, describe the tax implication upon repatriation and indicate if the undistributed earnings of our foreign subsidiaries impact our liquidity.

Should the staff have any comments or questions or desire any additional information, please contact the undersigned at

(514) 841-3224 or François Boulanger, Senior Vice-President and Corporate Controller, at (514) 841-3359.

Yours truly,

/s/ R. David Anderson

R. David Anderson
Executive Vice-President and
Chief Financial Officer